Exhibit 99.1

News Release
August 24, 2022

Turquoise Hill Acknowledges Increased C$40 per share Privatization Proposal from Rio Tinto

MONTREAL – (BUSINESS WIRE) Turquoise Hill Resources Ltd. (TSX: TRQ) (NYSE: TRQ) ("Turquoise Hill" or the "Company") acknowledges the receipt today of an improved non-binding proposal from Rio Tinto International Holdings Ltd. ("Rio Tinto"), to acquire all of the outstanding common shares of the Company it does not own for cash consideration of C$40 per share (the “New Rio Tinto Proposal”). Rio Tinto has stated that the New Rio Tinto Proposal is conditional on, among other things, Turquoise Hill not raising additional equity capital.

The New Rio Tinto Proposal was delivered to the Special Committee of the Company’s Board of Directors which is currently considering the proposal. Turquoise Hill shareholders do not need to take any action with respect to the proposal at this time.

About Turquoise Hill Resources

Turquoise Hill is an international mining company focused on the operation and continued development of the Oyu Tolgoi copper-gold mine in Mongolia, which is the Company’s principal and only material mineral resource property. Turquoise Hill’s ownership of the Oyu Tolgoi mine is held through a 66% interest in Oyu Tolgoi LLC; Erdenes Oyu Tolgoi LLC, a Mongolian state-owned entity, holds the remaining 34% interest.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

Contact

Vice President Investors Relations and Communications
Roy McDowall
roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, the Special Committee’s consideration of the New Rio Tinto Proposal and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including: the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the nature of the Company’s ongoing relationship and interaction with the Government of Mongolia; the continuation of undercutting in accordance with the mine plan and design; the actual timing of first sustainable production; the availability and timing of required governmental and other approvals for the construction of the state-owned power plant and the ability of the Government of Mongolia to finance and procure the state-owned power plant within the timeframes anticipated in the Power Source Framework Agreement, as amended, subject to ongoing discussions relating to a standstill period; finalization of an agreement with Inner Mongolia Power International Cooperation Co., Ltd. on an extension of the current power import arrangements; the Company’s ability to operate sustainably, its community relations and its social licence to operate in Mongolia; the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor; the implementation and successful execution by the Company of the updated funding plan for the completion of the Oyu Tolgoi underground mine; and other risks inherent to the Company's business and/or factors beyond its control which could have a material adverse effect on the Company.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 3680 1 Place Ville-Marie Montreal, Québec, Canada H3B 3P2	Telephone + 1 514 848 1567	turquoisehill.com

2